

March 29, 2013

Via E-mail
Mark E. Baldwin
Executive Vice President and
 Chief Financial Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Rd.
Houston, Texas 77042

> **Re: Dresser-Rand Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-32586**

Dear Mr. Baldwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your CEO's reference in your March 1, 2013 conference call to the delay of several major project closings from 2012 to mid-2013 and that you estimate that the impact of these delays is on the order of magnitude of $150 million. Please tell us where you include in the Management's Discussion and Analysis of Financial Condition and Results of Operations a discussion of the effect of the delay of these projects on your revenue or provide us and include such disclosure in your future filings in accordance with Item 303(a)(ii) of Regulation S-K. In this regard, we note that some of the problems

with closing these projects were described by your CEO in your November 2, 2012 conference call. To the extent there are any known trends or uncertainties with respect to closing projects that will have a material favorable or unfavorable impact on your revenues, please disclose those trends or uncertainties in your future filings.

Results of Operations, page 31

2.   Please tell us and separately quantify the effects of the material reasons for changes in your consolidated and segment revenues. Also, please tell us the reasons for the changes in your gross margins on your revenue, quantifying separately the effect of prices and volume. We note your reference on page 32 to "higher volume" as a reason for revenue increase in the year ended December 31, 2012. Please clarify the specific reasons for this increase. Similarly, explain to us what drove the $205.4 million increase in revenue for your Aftermarket Parts and Services segment, beyond the effect of having a full year of Guascor revenues. Furthermore, please tell us what drove the changes in your bookings and backlog. In this regard, we note your CEO's reference to certain new unit awards in your March 1, 2013 conference call. Additionally, please address these matters in future filings as applicable.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page F-11

3.   We note that you enter into multiple-element revenue arrangements or contracts, which may include any combination of designing, developing, manufacturing, modifying and commissioning complex products to customer specifications and providing related services. Please explain to us in greater detail how you apply the guidance in FASB ASC 605-25 to your products or services. Further explain to us how you determine separate deliverables for the products listed on page seven.

Note 20. Segment Information, page F-41

4.   We note that you do not disclose quantitative information about your products and services. Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at 202-551-3580 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief